SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VISTA GOLD CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

927926 10 5

(CUSIP Number)

Andrew F.B. Milligan

President, Stockscape.com Technologies Inc.

300 - 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

Tel.: 604-687-0619

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 1, 2002

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 10 5 Page 2 of 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON Stockscape.com Technologies Inc. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 927926 10 5 Page 3 of 7

SCHEDULE 13D

Item 1. Security and Issuer

Class of Securities: Common Shares without par value (the "Common Shares")

Name of Issuer: VISTA GOLD CORP.

Address of Issuer: 7961 Shaffer Parkway, Suite 5

Littleton, Colorado 80127

Tel.: 720-981-1185 Fax: 720-981-1186

Item 2. Identity and Background

(a) Names

This Statement is filed by Stockscape.com Technologies Inc. (the "Reporting Person"), as the direct beneficial owner of Common Shares.*

The executive officers and Directors of the Reporting Person are: Andrew F.B. Milligan, President, Chief Executive Officer and a Director; John J. Brown, Chief Financial Officer, Corporate Secretary and a Director; A. Murray Sinclair, a Director; and Sargent H. Berner, a Director.

Arthur Richards Rule, owns 37% of the issued and outstanding shares of the Reporting Person. There are no holders of five percent or more of the outstanding capital stock of the Reporting Person other than Mr. Rule. Accordingly, Mr. Rule may be deemed to control the Reporting Person.

Information as to Messrs., Milligan, Brown, Sinclair, Berner and Rule, is provided in addition to that for the Reporting Person in Items 2 through 6 of this Statement.

* NOTE: As described in Item 5(c), the Common Shares reported herein were acquired as components of Units, with each Unit consisting of one Common Share and one share purchase warrant. Beneficial ownership is reported at this time only as to the Common Share component. Issuance of shares upon warrant exercise is subject to shareholder approval, which will be sought at the Issuer's Annual and Special General Meeting, scheduled for April 26, 2002.

CUSIP No. 927926 10 5 Page 4 of 7

SCHEDULE 13D

(b) Residence or business addresses:

The address of the principal executive offices of the Reporting Person, and the principal business address of Mr. Milligan, is 300  570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

The principal business address of Mr. Brown is 410 - 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7.

The principal business address of Mr. Sinclair is c/o Quest Ventures Ltd., 300  570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

The principal business address of Mr. Berner is 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5.

(c) Principal businesses or occupations:

The Reporting Person is a merchant bank.

Mr. Milligan is President of the Reporting Person.

Mr. Brown is President of Pacific Opportunity Company Ltd., a financial consulting and merchant banking firm.

Mr. Sinclair is a partner both of Quest Management Corp. (a private management company) and of Quest Ventures Ltd. (a private merchant banking company).

Mr. Berner is an attorney. He is a partner of DuMoulin Black, a law firm in Vancouver, British Columbia, Canada.

(d) Not applicable to the Reporting Person, or to Messrs. Milligan, Brown, Sinclair, Berner or Rule.

(e) Not applicable to the Reporting Person, or to Messrs. Milligan, Brown, Sinclair, Berner or Rule.

CUSIP No. 927926 10 5 Page 5 of 7

(f) Jurisdictions of Organization/Citizenship:

The Reporting Person is a British Columbia corporation. Messrs. Milligan, Brown, Sinclair and Berner are all citizens of Canada.

Mr. Rule is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Person to acquire the Units of the Issuer reported in Item 5(c) was $1,026,000. These funds were provided by the Reporting Person's working capital on hand and no funds were borrowed for such purpose.

Item 4. Purpose of Transaction

The Reporting Person acquired its securities of the Issuer solely for investment purposes. The Reporting Persons has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the direct beneficial owner of 20,000,000 Common Shares, or approximately 17.8% of the 112,315,040 shares of the Issuer outstanding. By virtue of the relationships described in Item 2 of this Statement, Mr. Rule may be deemed to share indirect ownership of the Common Shares directly beneficially owned by the Reporting Person.

(b) The Reporting Person has the direct power to vote and direct the disposition of the Common Shares held by it. By virtue of the relationships described in Item 5(a), Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Common Shares held by the Reporting Person.

(c) The only transactions effected by the Reporting Person or its officers and directors in the Issuer's reported securities during the sixty days preceding this filing are as follows:

CUSIP No. 927926 10 5 Page 6 of 7

On February 1, 2002, in a private transaction (the "Unit Offering"), the Reporting Person subscribed for 20,000,000 units (the "Units") of the Issuer, at a price of $0.0513 per Unit, for an aggregate purchase price of $1,026,000. Each Unit consists of one Common Share and one share purchase warrant exercisable, subject to approval of the shareholders of the Issuer, for one additional Common Share of the Issuer at $0.075 until February 1, 2007. Beneficial ownership is reported at this time only as to the Common Share component of the Units. Issuance of shares upon warrant exercise is subject to shareholder approval, which will be sought at the Issuer's Annual and Special General Meeting, scheduled for April 26, 2002.

(d) The Reporting Person has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Shares held by it.

(e) Not applicable to the Reporting Person, or to Messrs. Milligan, Brown, Sinclair, Berner or Rule.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Consequent to the purchase of Common Shares by the Reporting Person, the Board of Directors of the Issuer was increased to five members and the Reporting Person was entitled to appoint a Director to the Board and so appointed Mr. Sinclair as a Director. There are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None

DISCLAIMER OF BENEFICIAL OWNERSHIP

Not applicable

CUSIP No. 927926 10 5 Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 22, 2002

Stockscape.com Technologies Inc.

By: /s/ Andrew F.B. Milligan

Andrew F.B. Milligan, President